UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Inotek Pharmaceuticals Corporation
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
45780V102
(CUSIP Number)
Devang V. Kantesaria Devon Park Bioventures 1400 Liberty Ridge Drive, Suite 103 Wayne, PA 19087 (484) 320-4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 23, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ð

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140755109

1.	Names of Reporting Persons Devon Park Bioventures, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,243,7091

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,243,7091

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,243,7091

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.42%2

14.	Type of Reporting Person (See Instructions) PN

1 Excludes option to purchase 9,857 shares of Common Stock held by Devang Kantesaria, a managing member of Devon Park Associates, LLC, which is the general partner of Devon Park Associates, L.P., which is the general partner of the Reporting Person.

2 The percentage calculations are based upon 15,877,490 shares of Common Stock outstanding as of February 23, 2015 based on information provided by the Issuer.

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Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share, (the “Common Stock”) of Inotek Pharmaceuticals Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 131 Hartwell Avenue, Suite 105, Lexington, Massachusetts 02421.

Item 2.	Identity and Background

(a) The Reporting Person is Devon Park Bioventures, L.P.  Additionally, information is included herein with respect to (i) Devon Park Associates, L.P., a Delaware limited partnership and the general partner of the Reporting Person (“Devon Park Associates”), (ii) Devon Park Associates, LLC, a Delaware limited liability company and the general partner of Devon Park Associates, and (iii) Messrs. Charles Moller, Marc Ostro, and Devang Kantesaria, the managing members of Devon Park Associates, LLC (the “Managing Members”).  The Reporting Person, Devon Park Associates, Devon Park Associates, LLC and the Managing Members are collectively referred to as “Filing Persons”.

(b) Address of Principal Business Office: 1400 Liberty Ridge Drive, Suite 103, Wayne, PA 1987

(c) The principal business of the Reporting Person is to invest in securities.

(d) During the five years prior to the date hereof, none of the Filing Persons or, to the best knowledge of the Filing Persons, any managing member of any of the Filing Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years prior to the date hereof, none of the Filing Persons or, to the best knowledge of the Filing Persons, any managing member of the Filing Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On February 17, 2015, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-199859) in connection with its initial public offering of $20 million of 5.0% Convertible Senior Notes due 2020 and 6,667,000 shares of Common Stock of the Issuer (the “IPO”) was declared effective. The closing of the IPO took place on February 23, 2015, and at such closing the Reporting Person purchased an aggregate of 814,166 shares of Common Stock at the IPO price of $6.00 per share.

In addition, immediately prior to the closing of the IPO, (i) 7,432,720 shares of Series AA Preferred Stock of the Issuer (“Series AA Stock”) held by Devon Park Bioventures, L.P. automatically converted into 2,323,610 shares of Common Stock, (ii) $626,942.90 of Convertible Promissory Notes of the Issuer (the “Notes”) held by Devon Park Bioventures, L.P.  automatically converted into 105,933 shares of Common Stock.

Further, on August 29, 2014, the Issuer granted to Devang Kantesaria, a member of the board of directors of the Issuer, options to purchase 9,857 shares of Common Stock, which options are fully vested (the “Stock Option”).  Mr. Kantesaria is contractually obligated to assign the value of the option to Devon Park Associates, L.P.  The Filing Person may be deemed the indirect beneficial owner of the option, and Mr. Kantesaria may be deemed the indirect beneficial owner of the option through his indirect interest in the Filing Person. Mr. Kantesaria disclaims beneficial ownership of the option except to the extent of his pecuniary interest therein.

The working capital of the Filing Person was the source of the funds for the purchase of the securities described above. No part of the purchase price of the securities described above was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities described above.

Item 4.	Purpose of Transaction

The Filing Persons acquired the securities described above for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer, the term of the investment vehicles holding the securities and other factors, the Filing Person may dispose of such shares of the Issuer. The Filing Person expect to consider and evaluate on an ongoing basis all its options with respect to dispositions of their investment in the Issuer.

The Filing Person may at any time or from time to time formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Filing Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors.  The Filing Person may change any of their plans or proposals at any time or from time to time, and may take any actions they deem appropriate with respect to their investment. Subject to market conditions, the Filing Person’s general investment policies and other factors, the Filing Person may continue to hold some or all of its ownership in the Issuer or may at any time or from time to time decrease their ownership interest in the Issuer (including by way of open market or privately negotiated transactions or a distribution of some or all the Issuer’s securities held by the Funds to their partners).  There can be no assurance as to when, over what period of time, or to what extent they may decide to decrease their ownership interest in the Issuer.

The Filing Person does not have any plans that would result in:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

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Item 5.	Interest in Securities of the Issuer

(a)           As more fully described in Item 3 above, (i) the Reporting Person is the beneficial owner of 3,243,709 shares of the Issuer’s Common Stock, representing 20.42% of the Issuer’s shares of Common Stock outstanding based upon 15,877,490 shares of Common Stock outstanding as of February 23, 2015 as provided by the Issuer.  The securities reported herein are held directly by the Reporting Person, which excludes 9,857 shares of Common Stock issuable upon exercise of the Stock Option held by Mr. Kantesaria.

Devon Park Associates, LLC is the general partner of Devon Park Associates, which is the general partner of the Reporting Person, and as such Devon Park Associates, LLC and Devon Park Associates may be deemed to be beneficial owners of 3,243,709 shares of the Issuer’s Common Stock.  In addition, Messrs. Marc Ostro, Christopher Moller and Devang Kantesaria, a member of the Issuer's board of directors, are the founding members and managing members of Devon Park Associates, LLC. Each such managing member (the "Managing Member") may be deemed to beneficially own the shares held by the Reporting Person. Each Managing  Member disclaims beneficial ownership of these securities.

(b)           As disclosed in (a) above, Devon Park Associates, LLC is the general partner of Devon Park Associates, which is the general partner of the Reporting Person, and as such Devon Park Associates, LLC and Devon Park Associates may be may be deemed to share voting and dispositive power with respect to the 3,243,709 shares of Issuer’s Common Stock beneficially owned by the Reporting Person.  In addition, each Managing Member may be deemed to share voting and dispositive power with respect to the 3,243,709 shares of Issuer’s Common Stock beneficially owned by the Reporting Person.  Each Managing  Member disclaims beneficial ownership of these securities.

(c)           During the past sixty days prior to the date hereof, the following transactions occurred:

Other than as described in Items 3 and 4 above, during the past sixty days prior to the date hereof, the Filing Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d)           No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by Devon Park Bioventures, L.P. and no person, other than Devon Park Bioventures, L.P., is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by each Devon Park Bioventures, L.P..

(e)           Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Board of Directors

Devang Kantesaria was elected as a director of the Issuer pursuant to a stockholders agreement that the Issuer had entered into with certain holders of its securities, including the Reporting Person. The stockholders agreement terminated upon the closing of the IPO, and there is no further contractual obligation regarding the election of directors.  Mr. Kantesaria will hold office until his successor has been elected and qualified or until the earlier of his resignation or removal.

Lock-Up Agreement

The Reporting Person and certain other stockholders and each director and officer of the Issuer agreed with Cowen and Company, LLC and Piper Jaffray & Co., as representatives of the several underwriters (the “Underwriters”), pursuant to a lock-up agreement (each, a “Lock-Up Agreement”), for the period beginning on the date of such Lock-Up Agreement and continuing through the close of trading on the date that is 180 days after February 17, 2015, subject to certain exceptions, not to offer, sell, assign or transfer any Common Stock of the Issuer without the prior written consent of the Underwriters, as set forth in greater detail in the Lock-Up Agreement attached hereto as Exhibit 1.

Investors’ Rights Agreement

The Reporting Person and certain other stockholders (collectively, the “Holders”) of the Issuer are parties to the third amended and restated investor rights agreement, dated as of June 9, 2010 (the “Investor Rights Agreement”), with the Issuer.  With the closing of the IPO, holders of approximately 8.6 million shares of Common Stock have the right to require the Issuer to register these shares (“Registrable Shares”) under the Securities Act under specified circumstances and will have incidental registration rights as described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

Demand Registration Rights

At any time after 180 days after the closing of this offering, holders of Registrable Shares are entitled to demand registration rights. Under the terms of the Investor Rights Agreement, the Issuer will be required, upon the written request of holders of at least 50% of the Registrable Shares, to register shares with an anticipated aggregate offering price of at least $5,000,000, to use commercially reasonable efforts to effect the registration of at least 25% of shares of Registrable Shares, subject to certain exceptions. The Issuer is required to effect only two registrations pursuant to this provision of the Investor Rights Agreement.

Form S-3 Registration Rights

Holders of Registrable Shares are also entitled to short form registration rights. If the Issuer is eligible to file a registration statement on Form S-3, upon the written request of Registrable Shares to register shares with an anticipated aggregate offering price of at least $1,000,000, the Issuer will be required to use best efforts to effect a registration of such shares, subject to certain exceptions.

Piggyback Registration Rights

Holders of Registrable Shares are entitled to piggyback registration rights. If the Issuer proposes to register any of its securities either for its own account or for the account of other security holders, the holders of Registrable Shares are entitled to include their shares in the registration. Subject to certain exceptions, the Issuer and the underwriters may limit the number of shares included in the underwritten offering if the underwriters believe that including these shares would adversely affect the offering.

Expenses of Registration, Indemnification and Termination

The Investors’ Rights Agreement contains customary provisions with respect to the expenses of a registration, indemnification and termination of the agreement.

The foregoing description of the terms of the Investors’ Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investors’ Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the knowledge of the Filing Persons, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

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Item 7.	Material to be Filed as Exhibits

Exhibit 1

Form of Lock-up Agreement.

Exhibit 2

Third Amended and Restated Investor Rights Agreement, dated as of June 9, 2010 by and among the Issuer and the parties signatory thereto, filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-199859), filed with the SEC on November 5, 2014.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Devon Park Bioventures, L.P. By: Devon Park Associates, L.P., its general partner By: Devon Park Associates, LLC, its general partner

Dated: March 4, 2015	By:	/s/ Devang Kantesaria
Name: Devang Kantesaria
Title: Managing Member

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).